Pricing Sheet No. U514
 To the Underlying Supplement dated June 24, 2010,
Product Supplement No. U-I dated October 18, 2010,
Prospectus Supplement dated March 25, 2009 and
Prospectus dated March 25, 2009
BAH 1132	Filed Pursuant to Rule 433 Registration Statement No. 333-158199-10 October 4, 2011

$500,000
6 Month 10.00% per annum (approximately 5.00% for the term of the securities) Callable Yield Notes due April 9, 2012 Linked to the Performance of the S&P 500® Index and the Russell 2000© Index

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through its Nassau Branch
Principal Amount:	USD $500,000
Underlyings:	Underlying	Ticker	Initial Level*	Knock-In Level
	S&P 500® Index	SPX	1123.95	674.37
	Russell 2000® Index	RTY	648.63	389.178
Trade Date:	October 4, 2011
Issue Date:	Expected to be October 7, 2011
Valuation Date:	April 3, 2012†
Maturity Date:	April 9, 2012†
Offering Price:	$1,000 per security (100%).
Initial Level:*	For each Underlying, as stated in the table above.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Interest Rate:	10.00% per annum (approximately 5.00% for the term of the securities), calculated on a 30/360 basis.
Interest Payment Dates:	Unless redeemed earlier, interest will be paid monthly in arrears on November 7, 2011, December 7, 2011, January 9, 2012, February 7, 2012,, March 7, 2012, and the Maturity Date, subject to the modified following business day convention. No interest will accrue or be payable following an Early Redemption.
Early Redemption:	The Issuer may redeem the securities in whole, but not in part, on any Interest Payment Date scheduled to occur on or after November 7, 2011, upon at least 3 business days notice at 100% of the principal amount of the securities, together with the interest payable on that Interest Payment Date.
Early Redemption Notice Dates:	Notice of Early Redemption will be provided prior to the relevant Interest Payment Date on November 2, 2011, December 2, 2011, January 4, 2012, February 2, 2012, March 2, 2012 and April 3, 2012, as applicable.
Knock-In Level:	For each Underlying is as stated in the table above.
Knock-In Event:	If the closing level of any Underlying is equal to or less than its Knock-In Level on any trading day during the Observation Period.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Observation Period:	The period from but excluding the Trade Date to and including the Valuation Date.
Redemption Amount:

The Redemption Amount an investor will be entitled to receive will depend on the individual performance of each Underlying and whether a Knock-In Event occurs. If the securities are not subject to Early Redemption, the Redemption Amount will be determined as follows:

•     If a Knock-In Event occurs during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold multiplied by the sum of one plus the Underlying Return of the Lowest Performing Underlying. In this case, the maximum Redemption Amount will equal the principal amount of the securities. Therefore, unless the Final Level of each of the Underlyings is greater than or equal to its Initial Level, the Redemption Amount will be less than the principal amount of the securities and you could lose your entire investment.

•     If a Knock-In Event does not occur during the Observation Period, the Redemption Amount will equal the principal amount of the securities you hold.

Any payment an investor will be entitled to receive at maturity is subject to the Issuer’s ability to pay its obligations as they become due.

Underlying Return:	For each Underlying, the Underlying Return will be calculated as follows:
	Final Level – Initial Level Initial Level	; subject to a maximum of zero
Calculation Agent:	Credit Suisse International
Form and Denomination:	Registered medium-term notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
Listing:	The securities will not be listed on any securities exchange.
CUSIP and ISIN:	22546TFT3 and US22546TFT34
Underwriting Discounts and Commissions:	0.25% or $2.50 per $1,000 security.
Referral fees:	0.75% or $7.50 per $1,000 security.

† Subject to postponement if the scheduled Maturity Date is not a business day or the scheduled Valuation Date is not an underlying business day and in the event of a market disruption event as described in the accompanying product supplement under “Description of the Securities—Market disruption events.”

Investing in the securities involves a number of risks. See “Risk Factors” beginning on page PS-3 of the product supplement.

Credit Suisse has filed a registration statement (including underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read this communication together with the Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.